EXHIBIT 2

ACQUISTION LETTER

May 20, 2016

CONFIDENTIAL

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Attention: Jason Mudrick and David Kirsch

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

Attention: Svet Nikov

Oaktree Opportunities Fund IX, L.P.

Oaktree Opportunities Fund IX (Parallel), L.P.

Oaktree Opportunities Fund IX (Parallel 2), L.P.

Oaktree Value Opportunities Fund, L.P.

c/o Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th Floor

Attention: Brook Hinchman

Stonehill Master Fund Ltd.

Stonehill Institutional Partners, L.P.

c/o Stonehill Capital Management LLC

885 Third Avenue, 30th Floor

New York, NY 10022

Attention: Jonathan Sacks

Ladies and Gentlemen:

Potential Acquisition of Catalyst Paper Corporation (“CPC”)

This letter serves as an expression of intent by Kejriwal Group International (“KGI”) and Mudrick Capital Management, L.P., Oaktree Opportunities Fund IX, L.P., Oaktree Opportunities Fund IX (Parallel), L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P., Oaktree Value Opportunities Fund, L.P. and Cyrus Capital Partners, L.P., Stonehill Master Fund Ltd. and Stonehill Institutional Partners, L.P., (the foregoing (other than KGI), in their respective capacities, to the extent applicable, as investment manager to and on behalf of those certain managed entities invested in the Company, collectively, the “Stakeholders”, and each, a “Stakeholder”) to pursue a transaction involving the acquisition of the equity and the exchange of certain debt of CPC on a basis substantially as outlined herein (the “Transaction”), including, but not limited to: (a) the exchange of certain existing debt of CPC for an interest in a new term loan, (b) the acquisition of all of the outstanding common shares of CPC by KGI for new last out term notes and cash (maximum cash to be agreed by KGI and the Stakeholders prior to closing), and (c) a further indirect equity investment by KGI. A detailed term sheet outlining the indicative terms of the Transaction is attached hereto as Schedule “A” (the “Acquisition Term Sheet”).

KGI understands that the Stakeholders are debt holders and shareholders of CPC. KGI wishes to engage with the Stakeholders immediately to discuss the Transaction and to negotiate a related lock-up and support agreement, subject to our mutual agreement on the terms and conditions below:

(a) Exclusivity – From the date hereof until 5:00 p.m. (EST) on the date that is thirty (30) calendar days from the date hereof (the “Agreed Period”), each Stakeholder agrees to work exclusively and in good faith with KGI to enter into agreed form legally binding agreements in respect of the Transaction and to move forward with the indicative timeline provided in Section 4 of the Acquisition Term Sheet. During the Agreed Period, no Stakeholder or any of its Representatives will, directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal, offer or enquiry from any other person relating to (A) any plan of arrangement, amalgamation, merger, consolidation, share exchange, recapitalization, reorganization, liquidation or dissolution involving CPC or any of its subsidiaries, (B) any sale of any material assets of CPC or any of its subsidiaries outside the ordinary course of business, (C) any take-over bid for, or offer to acquire or subscribe for, any securities of CPC or any of its subsidiaries or (D) any similar transaction or business combination involving CPC or any of its subsidiaries (any proposal, offer or enquiry relating to the transactions described in (A) through (D) being an “Acquisition Proposal”), (ii) enter into any agreement or commitment related to any Acquisition Proposal or (iii) provide any information with respect to any Acquisition Proposal. Each Stakeholder and its Representatives shall suspend all discussions with any third party regarding any Acquisition Proposal, and shall promptly advise KGI of any Acquisition Proposals that it may receive during the Agreed Period together with the material terms thereof (including the identity of the party making the Acquisition Proposal). For the purposes of this letter, “Representatives” means, as to any person, such person’s affiliates, shareholders, directors, officers, employees and advisors (including financial advisors and legal counsel), and “person” includes, without limitation, any corporation, partnership, individual or other entity.

(b) Confidentiality – From the date hereof until the earlier to occur of (i) the execution of any Definitive Documentation (as defined in the Acquisition Term Sheet) with respect to the Transaction and (ii) the date that is two (2) years following the date hereof (the “Confidentiality Period”), KGI and each Stakeholder shall treat as confidential the existence and terms of this communication, including the fact that the parties are discussing the Transaction (the “Discussion Information”). During the Confidentiality Period, all information provided to a party by the other party or its representatives and all Discussion Information (collectively, the “Confidential Information”) shall be kept in the strictest confidence and not disclosed to a third party or used by the party receiving such information save and except for the consideration and completion of the Transaction or except as required by: (x) a court of competent authority (or by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) or (y) any applicable legislation, law, regulation or listing requirement; provided that, in the case of either (x) or (y), the party proposing to make such disclosure shall, to the extent lawful and practicable, provide reasonable prior notice of the required disclosure (including a copy in writing of the proposed disclosure) to the other parties, and shall cooperate with the other parties on a reasonable basis (at the other parties’ cost and expense) to obtain a protective order or other remedy designed to provide assurance that confidential treatment will be accorded any Confidential Information so disclosed; provided, however, that (i) if KGI, any Stakeholder or any of their representatives becomes legally compelled or are required pursuant to reporting obligations under applicable securities laws (including, without limitation in connection with any beneficial ownership or similar reporting regime) to disclose any of the Confidential Information or (ii) in the event that it is, on the advice of counsel, necessary under applicable law or regulation to disclose any of the Confidential Information in order to enable such person to trade in the securities of CPC with third parties, then, in either such event enumerated in the immediately preceding clause (i) or clause (ii) of this proviso, the party proposing to make such disclosure will not be required to provide the other parties with written notice or cooperate with them to obtain a protective order or any other remedy and shall instead, under such circumstances, be entitled to immediately thereupon make disclosure of such Confidential Information and such disclosure shall not constitute a breach of this letter nor result in any liability hereunder or otherwise. The foregoing restrictions in this paragraph (b) shall not apply to any information which is or becomes generally available to the public, or which was known to such party prior to its receipt of information from the other party or which such party obtained from an independent third party who obtained the information lawfully and was not known to be under an obligation of confidentiality with respect to the information. Any agreement to modify or terminate the confidentiality requirements set out herein must be in writing and mutually agreed to by the parties.

(c) Trading Standstill – From the date hereof until 5:00 p.m. (EST) on the date that is fourteen (14) calendar days following the date hereof, no Stakeholder shall trade or assign any of its equity or debt holdings in CPC to any other party, other than to (i) affiliates of such Stakeholder, (ii) any other Stakeholder or (iii) any other person that is (or prior thereto, becomes) bound by this letter and the Acquisition Term Sheet at the time of such trade or assignment; provided that the foregoing shall not preclude any purchases of equity or debt holdings in CPC in compliance with applicable law, it being agreed that any such purchased equity or debt would be subject to the provisions of this agreement.

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If you are in agreement with the foregoing, please so indicate by signing in the space provided below and returning a duplicate copy of this letter to the undersigned, whereupon this letter will constitute our agreement with respect to the subject matter above.

Yours very truly,

KEJRIWAL GROUP INTERNATIONAL

By:	/s/ Rahul Kejiriwal
Authorized Signatory

The undersigned hereby acknowledges and agrees to the foregoing as of the date set forth above.

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	/s/ Trevor Wiessmann
Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX, L.P.
OAKTREE OPPORTUNITIES FUND IX (PARALLEL), L.P.
OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Brook Hinchman
Name:	Brook Hinchman
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Emily Stephens
Name:	Emily Stephens
Title:	Managing Director

By:	/s/ Brook Hinchman
Name:	Brook Hinchman
Title:	Senior Vice President

CYRUS CAPITAL PARTNERS, L.P.,
in its capacity as investment manager to and on behalf of those certain managed entities invested in the Company

By:	/s/ Jennifer M. Pulick
Name:	Jennifer M. Pulick
Title:	Authorized Signatory

STONEHILL MASTER FUND LTD.

By:	Stonehill Capital Management LLC
Its:	Advisor

By:	/s/ Jonathan Sacks
Name:	Jonathan Sacks
Title:	Partner

STONEHILL INSTITUTIONAL PARTNERS, L.P.

By:	Stonehill Capital Management LLC
Its:	Advisor

By:	/s/ Jonathan Sacks
Name:	Jonathan Sacks
Title:	Partner

SCHEDULE “A”

Acquisition Term Sheet

This Acquisition Term Sheet is a non-exhaustive list of certain proposed points intended to become part of eventual Definitive Documentation (as defined below).

1.	Parties:

KGI

Wholly-owned direct or indirect subsidiary of KGI (“HoldCo”)

CPC

Holders of not less than: (a) 85% of the outstanding Senior Secured Notes (as defined below) of CPC, and (b) 79% of the outstanding common shares of CPC (collectively, including Stakeholders, the “Principal Stakeholders”)

2.	Definitive Documentation:	Parties to enter into one or more definitive agreements containing terms, conditions and indemnities customary for transactions of this nature (the “Definitive Documentation”). Definitive Documentation will include lock-up and support agreements (each a “LSA”) between KGI, on the one hand, and each of the Principal Stakeholders, on the other, to vote their debt and equity instruments in favour of the Transaction.

3.	Form of Transaction:	Transaction facilitated through plan of arrangement under Section 192 of the Canada Business Corporations Act, reflecting an out-of-court consensual acquisition of equity and exchange of certain debt.

4.	Timeline:

The outside date for the completion of the due diligence review by KGI of CPC shall be 60 days following the date on which LSAs have been executed by KGI and the Principal Stakeholders (the “Diligence End Date”).

KGI anticipates entering into the Definitive Documentation not executed prior to the Diligence End Date as soon as possible following the Diligence End Date, and subsequently completing the Transaction as soon reasonably practicable.

5.	Treatment of Existing Debt:

(a) Revolving Asset Based Loan Facility of up to C$250.0 million due July 2017 (the “ABL Credit Facility”)

ABL Credit Facility to: (i) remain in place with maturity extended to five years from the date of the agreement and to be upsized to C$300.0 million, subject to the borrowing base, or (ii) refinanced on terms and conditions acceptable to KGI. Secured by a first lien on working capital assets.

(b) Senior Secured Term Loan due July 2017 (the “Senior Secured Term Loan”)

The Senior Secured Term Loan to: (i) remain in place with maturity extended to five years from the date of the closing, or (ii) refinanced on terms and conditions acceptable to KGI.

(c) 11.00% PIK Toggle Senior Secured Notes due 2017 (the “Senior Secured Notes”)

The Senior Secured Notes to be exchanged at par plus accrued interest into the “New Term Loan”, subject to the terms and conditions set out herein.

(d) Trade & Other Obligations

Trade and other obligations of CPC will remain unaffected by the Transaction, subject to the terms and conditions set out herein.

6.	New Term Loan:

New Term Loan shall contain the terms, conditions and indemnities customary for agreements of its nature, including:

(a) Facility: US$260.5 million term loan plus the amount of accrued interest outstanding on the Senior Secured Notes at the time of the closing.

(b) Term: 5 years post-closing.

(c) Currency: US dollars.

(d) Rate: 6% cash pay plus 6% PIK year one, paid quarterly; thereafter, at the election of the borrower, either 11% cash pay, or 6% cash pay plus 6% PIK, paid quarterly.

(e) Amortization: No amortization obligation in year one; thereafter, annual cash flow sweep pursuant to which 75% of excess cash will be applied to repay indebtedness at par, subject to the terms and conditions of the ABL Credit Facility.

(f) Security: Charge over the working and non-working capital assets of CPC subject to the ABL Credit Facility and the Senior Secured Term Loan.

(g) Guarantors: All existing guarantors, plus (i) a secured guaranty in the maximum amount of C$35.0 million from HoldCo (such guaranty to be secured by all of the assets of HoldCo and structured in a manner that would permit HoldCo to incur ordinary course project financing and equipment financing obligations in furtherance of the growth of CPC’s business in accordance with KGI’s business plan (the foregoing indebtedness permitted to be incurred by HoldCo, “Permitted Holdco Secured Indebtedness”)) and (ii) a senior unsecured guaranty from HoldCo (it being understood that HoldCo shall be subject to certain covenants (including on HoldCo’s ability to incur other senior pari passu unsecured obligations) to be agreed upon, including, without limitation, (x) prohibiting HoldCo from incurring any secured indebtedness other than the Permitted Holdco Secured Indebtedness and (y) requiring that any affiliate indebtedness be subordinated to the HoldCo guaranty in a manner acceptable to the New Term Loan lenders).

(h) Covenants: (i) Minimum liquidity and (ii) maximum total leverage as set forth in the table below; it being understood that, the definitions of each covenant will take into account foreign exchange adjustments and be subject to the diligence, negotiation and agreement of the parties. Other restrictive covenants customary for a financing of this type, including those summarized below.

Period	Maximum Total Leverage Ratio
Closing date through 3rd anniversary of the closing date	6.00:1.00 total debt to TTM EBITDA
3rd anniversary of the closing date and thereafter	5.00:1.00 total debt to TTM EBITDA

(i) Debt baskets: US$100.0 million of paid in-kind debt junior in right of payment to the New Term Loan and the Junior Last Out Convertible Term Loan (as defined below) from third parties or KGI or any of its affiliates (any such debt advanced by KGI or any of its affiliates to carry terms at least as favorable to CPC as would be obtainable in an arm’s length transaction), it being understood that any such debt shall carry a maturity date at least 91 days later than that of the New Term Loan and the Junior Last Out Convertible Term Loan. In accordance with a definitive provision to be agreed upon by the parties, permitted operating leases or financing transactions with respect to property (real or personal), equipment (capital or otherwise) or other capital assets with KGI or any of its affiliates to be excluded from the debt baskets above so long as (i) the applicable terms of each such transaction are at least as favorable to CPC as would be obtainable in an arm’s length transaction and (ii) each such transaction is approved by the independent director(s) acceptable to the Principal Stakeholders (the appointment of whom is provided for under the caption entitled “Governance” below).

(j) Capital expenditures: Maintenance capital expenditures to be determined and no limit on safety capital expenditures.

(k) Asset sales: 100% of cash proceeds of asset sales to be used towards repayment of New Term Loan, subject to: (i) the terms and conditions of the ABL Credit Facility, and (ii) an exception for asset sales with respect to immaterial or obsolete assets, which sales are effected in the ordinary course and in a manner consistent with past practice in exchange for proceeds of less than C$1.0 million (taking into account, and aggregating such proceeds with, the proceeds derived from any related or similar asset sales). The net proceeds of such excepted asset sales to be reinvested in the business pursuant to a customary reinvestment provision as agreed by the parties.

(l) Restricted payments: $0.0 (except to support market interest service obligations in connection with HoldCo project finance and equipment finance indebtedness permitted to be incurred pursuant to Section 6(g) above, so long as (i) all of the proceeds of such indebtedness so incurred are used to fund the purchase or acquisition of assets utilized solely for the benefit of CPC and its operations and (ii) the net effect of the use of such assets is an increase in the EBITDA of CPC on a pro forma basis of an amount equal to at least the amount being upstreamed to HoldCo; provided that to the extent such increase to EBITDA is not realized within two quarters of the payment of the related interest service obligations, KGI shall immediately refund to CPC the amount of interest upstreamed that exceeds the actual increase to EBITDA, if any). For the avoidance of doubt, no dividends, salary or expenses on behalf of KGI, its principals or its affiliates shall be permitted.

(m) Affiliate transactions: Any affiliate transactions must be on an arm’s length terms and will be subject to other customary limitations.

(n) Certain operating covenants: From closing through the date that is one year following closing, (i) CPC shall conduct its operations in a manner consistent with KGI’s business plan disclosed to the Principal Stakeholders as of the date hereof as determined in good faith by CPC’s board of directors in consultation with the Principal Stakeholders and (ii) CPC shall retain at least 50% of the operating advisors and consultants disclosed to the Principal Stakeholders as of the date hereof. Full list of potential advisors together with background materials for each advisor to be provided as of the date hereof.

(o) Pay down: New Term Loan to be structured to allow for pay down of debt at par, in minimum increments of not less than US$1.0 million.

(p) Events of Default: Customary events of default for transactions of this type, including the failure of KGI to satisfy the KGI Funding Commitment (as defined below), subject to a 5-day grace period, following which the New Term Loan lenders shall be entitled to exercise their standard remedies provided for in the credit documentation in connection with all events of default and, solely in the event of a failure of KGI to satisfy the KGI Funding Commitment,
KGI’s direct and indirect equity interests in CPC shall be automatically forfeited to the New
Term Loan lenders.

(q) Governing law: New York.

(r) No KGI affiliate voting: Yes.

(s) Customary reporting covenants, access to management and inspection rights: Yes.

(t) Private & Transferable: New Term Loan will be: (i) private, (ii) carry prescribed information rights, and (iii) transferable to “Eligible Transferees” (the definition of which term shall be agreed upon by the parties), and provided that transfers to competitors of CPC will be restricted.

(u) Administrative agent: Yes, subject to the consent of KGI, which consent will not be unreasonably withheld.

7.	Treatment of Existing Equity:

CPC’s common shares held by shareholders other than the Principal Stakeholders to be acquired for cash consideration of C$6.0 per share, subject to an agreement by the Principal Stakeholders to exchange their holdings of CPC common shares for an interest in a new Junior Last Out Convertible Term Loan on the terms hereinafter set forth (the “Junior Last Out Convertible Term Loan,” and together with the New Term Loan, the “New Loans”) in a US dollar principal amount outstanding equal to C$6.0 of Junior Last Out Convertible Term Loans for each CPC common share (the “Debt Consideration”). The exchange contemplated in connection with the Debt Consideration will be calculated using the noon spot rate of exchange quoted by the Bank of Canada on the second business day prior to the closing date.

The maximum aggregate amount of cash that will be paid at closing in connection with the purchase of CPC’s common shares to the common shareholders of CPC, excluding the Principal Stakeholders, is an amount to be agreed by KGI and the Principal Stakeholders prior to closing.

Prior to closing, the parties will agree on the treatment of CPC’s outstanding equity-based incentive plans, including stock option plans, stock bonus plans, stock purchase plans, change-of-control payments and phantom stock plans, in each case subject to a to be determined cap on any amounts paid in connection therewith.

8.	Junior Last Out Convertible Term Loan:

Junior Last Out Convertible Term Loan shall contain the terms, conditions and indemnities customary for agreements of its nature, including:

(a) Term: 5.5 years post-closing.

(b) Currency: US dollars.

(c) Rate: 10% PIK, paid quarterly; provided, that, upon the repayment of the New Term Loan, interest on the Junior Last Out Convertible Term Loan shall be 10% cash pay, paid quarterly.

(d) Amortization: Make-whole for life, provided that such make-whole shall expire with respect to the interests in the Junior Last Out Convertible Term Loan that are converted.

(e) Conversion feature (key terms): (i) principal amount of Junior Last Out Convertible Term Loan outstanding at closing convertible into 5% of the common shares of CPC (the “Converted Shares”) (pro forma for the amounts to be funded under the KGI Funding Commitment and subject to dilution from any customary management equity incentive plan and customary anti-dilution protections), with the as-converted percentage of the Converted Shares increasing proportionately as the principal amount of the Junior Last Out Convertible Term Loan accretes as a result of PIK interest being paid thereon, (ii) interests in the Junior Last Out Convertible Term Loan shall be convertible, in whole or in part, at any time into Converted Shares solely at the election of each holder of an interest in the Junior Last Out Convertible Term Loan, which election shall be made in such holder’s sole discretion, (iii) following conversion, holders of Converted Shares shall be entitled to customary minority shareholder rights, including, without limitation, tag-along, pre-emptive and informational rights and (iv) put/call rights, exercisable with respect to Converted Shares by the holders of Converted Shares and CPC, respectively, at any time after the New Term Loan has been repaid or refinanced in full, in each case, at a price determined by reference to the equity value of CPC, which shall be calculated by multiplying CPC TTM EBITDA at the time of the exercise of the applicable put/call rights by 4.0 less CPC net debt.

(f) Security: Charge over the working and non-working capital assets of CPC subject to the ABL Credit Facility, the Senior Secured Term Loan and the New Term Loan.

(g) Guarantors: All existing guarantors, plus (i) a secured guaranty in the maximum amount of C$35.0 million from HoldCo (such guaranty to be secured by all of the assets of HoldCo and structured in a manner that would permit HoldCo to incur Permitted Holdco Secured Indebtedness) and (ii) a senior unsecured guaranty from HoldCo (it being understood that HoldCo shall be subject to certain covenants (including on HoldCo’s ability to incur other senior pari passu unsecured obligations) to be agreed upon, including, without limitation, (x) prohibiting HoldCo from incurring any secured indebtedness other than the Permitted Holdco Secured Indebtedness and (y) requiring that any affiliate indebtedness be subordinated to the HoldCo guaranty in a manner acceptable to the Junior Last Out Convertible Term Loan lenders).

(h) Covenants: (i) Minimum liquidity, and (ii) maximum total leverage as set forth in the table below; it being understood that, the definitions of each covenant will take into account foreign exchange adjustments and be subject to the diligence, negotiation and agreement of the parties. Other restrictive covenants customary for a financing of this type, including those summarized below.

Period	Maximum Total Leverage Ratio
Closing date through 3rd anniversary of the closing date	6.00:1.00 total debt to TTM EBITDA
3rd anniversary of the closing date and thereafter	5.00:1.00 total debt to TTM EBITDA

(i) Debt baskets: US$100.0 million of debt junior to the Junior Last Out Convertible Term Loan, from third parties or KGI or any of its affiliates (any such debt advanced by KGI or any of its affiliates to carry terms at least as favorable to CPC as would be obtainable in an arm’s length transaction). In accordance with a definitive provision to be agreed upon by the parties, permitted operating lease or financing transactions with respect to property (real or personal), equipment (capital or otherwise) or other capital assets with KGI or any of its affiliates to be excluded from the debt baskets above so long as (i) the applicable terms of each such transaction are at least as favorable to CPC as would be obtainable in an arm’s length transaction and (ii) each such transaction is approved by the independent director(s) acceptable to the Principal Stakeholders (the appointment of whom is provided for under the caption entitled “Governance” below).

(j) Capital expenditures: Maintenance capital expenditures to be determined and no limit on safety capital expenditures.

(k) Asset sales: 100% of cash proceeds of asset sales to be used towards repayment of Junior Last Out Convertible Term Loan, subject to: (i) the terms and conditions of the ABL Credit Facility and the New Term Loan, and (ii) an exception for asset sales with respect to immaterial or obsolete assets, which sales are effected in the ordinary course and in a manner consistent with past practice in exchange for proceeds of less than C$1.0 million (taking into account, and aggregating such proceeds with, the proceeds derived from any related or similar asset sales). The net proceeds of such excepted asset sales to be reinvested in the business pursuant to a customary reinvestment provision as agreed by the parties.

(l) Restricted payments: $0.0 (except to support market interest service obligations in connection with HoldCo project finance and equipment finance indebtedness permitted to be incurred pursuant to Section 8(g) above, so long as (i) all of the proceeds of such indebtedness so incurred are used to fund the purchase or acquisition of assets utilized solely for the benefit of CPC and its operations and (ii) the net effect of the use of such assets is an increase in the EBITDA of CPC on a pro forma basis of an amount equal to at least the amount being upstreamed to HoldCo; provided that to the extent such increase to EBITDA is not realized within two quarters of the payment of the related interest service obligations to KGI, KGI shall immediately refund to CPC the amount of interest service obligations upstreamed that exceeds the actual increase to EBITDA, if any). For the avoidance of doubt, no dividends, salary or expenses on behalf of KGI, its principals or its affiliates shall be permitted.

(m) Affiliate transactions: Any affiliate transactions must be on an arm’s length terms and will be subject to other customary limitations.

(n) Certain operating covenants: From closing through the date that is one year following closing, (i) CPC shall conduct its operations in a manner consistent with KGI’s business plan disclosed to the Principal Stakeholders as of the date hereof as determined in good faith by CPC’s board of directors in consultation with the Principal Stakeholders and (ii) CPC shall retain at least 50% of the operating advisors and consultants disclosed to the Principal Stakeholders as of the date hereof.

(o) Pay down: Junior Last Out Convertible Term Loan to be structured to allow for pay down of debt at par, in minimum increments of not less than US$1.0 million.

(p) Events of Default: Customary events of default for transactions of this type, including the failure of KGI to satisfy the KGI Funding Commitment (as defined below), subject to a 5-day grace period, following which (i) the Junior Last Out Convertible Term Loan lenders shall be entitled to exercise their standard remedies provided for in the credit documentation in connection with all events of default and (ii) solely in the event of a failure of KGI to satisfy the KGI Funding Commitment, KGI’s direct and indirect equity interests in CPC shall be automatically forfeited to the Junior Last Out Convertible Term Loan lenders.

(q) Governing law: New York.

(r) No KGI affiliate voting: Yes.

(s) Customary reporting covenants, access to management and inspection rights: Yes.

(t) Private & Transferable: Junior Last Out Convertible Term Loan will be: (i) private, (ii) carry prescribed information rights, and (iii) transferable to “Eligible Transferees” (the definition of which term shall be agreed upon by the parties), and provided that transfers to competitors of CPC will be restricted.

(u) Administrative agent: Yes, subject to the consent of KGI, which consent will not be unreasonably withheld.

9.	Take-Up Fee:	At closing, each existing holder of the Senior Secured Notes of CPC that voted the entirety of the interests held by them in favour of the Transaction by a date to be determined will receive a fee of 1% of their respective principal in the New Term Loan in cash (the “Take-Up Fee”).

10.	KGI Funding Commitment:	At closing, KGI to provide a commitment to fund an aggregate C$60.0 million equity investment, (a) C$20.0 million of which shall be invested in CPC on the closing date, (b) C$5.0 million of which shall be invested in CPC no later than six (6) months following the closing date, and (c) at least C$35.0 million of which shall be invested in HoldCo by no later than one (1) calendar year following the closing date (the foregoing collectively, the “KGI Funding Commitment”).

11.	Governance:

CPC to be a privately held company with a board of directors comprised of at least five directors. The particulars of the governance model of CPC to be determined by KGI.

With respect to the ongoing composition of the board of directors of CPC:

(a) For so long as the Principal Stakeholders continue to hold not less than 50% of the aggregate principal amount of their interest in the New Loans immediately following closing of the Transaction, 20% of the board of directors (rounding up to the nearest whole number) shall be comprised of independent directors acceptable to the Principal Stakeholders, and one such director shall chair the audit committee, or

(b) For so long as any Principal Stakeholder continues to hold any interest in the New Loans, 10% of the board of directors (rounding up to the nearest whole number) shall be comprised of independent directors acceptable to the Principal Stakeholder(s), and one such director shall chair the audit committee.

12.	Management:	Management to receive new incentive plan. Leadership structure to be determined by KGI.

13.	Due Diligence:

Provided that (i) all of the necessary LSAs and support agreements have been agreed to by KGI, CPC and the Principal Stakeholders, as applicable, and (ii) KGI has entered into a customary confidentiality agreement reasonably acceptable to the parties, KGI and its representatives will be provided with free and unrestricted access to the assets, books, records, personnel and premises of CPC, in order to conduct its legal, operational and financial review. For greater certainty, the review of KGI and its representatives will include a review of CPC’s:

(a) Litigation, including any First Nations’ litigation,

(b) Employee, pension and other post-employment benefit obligations, and

(c) Carry-forward tax attributes.

KGI’s due diligence review to be completed by the Diligence End Date or such other date agreed to by the parties.

14.	Transaction Costs:

CPC will be responsible for and bear all of the costs incurred at any time in connection with negotiating, pursuing and completing the Transaction, including, for greater certainty, the fees and expenses of CPC and the Principal Stakeholders, fees and expenses of Ducera Partners LLC and Osler, Hoskin & Harcourt LLP, the Take-Up Fee, and any other costs, payments, fees and expenses contemplated by this Acquisition Term Sheet (except for the KGI Funding Commitment).

Fee cap to be determined.

15.	Taxes:	Tax structure of the Transaction to be evaluated and agreed by each of the parties.

16.	Conditions Precedent:

The entering into of Definitive Documentation in connection with the Transaction to be subject to the completion of conditions precedent customary for transactions of this nature, including:

(a) Principal Stakeholders’ review of, and satisfaction in their sole discretion with, KGI’s business plan and entering into agreements with KGI supporting the Transaction, including LSAs.

(b) Support agreement entered into between KGI and CPC that is acceptable to each of the parties.

(c) KGI’s due diligence investigation of the assets, affairs and condition of CPC, and satisfaction with the results of such investigation in KGI’s sole discretion, including, for greater certainty, with respect to CPC’s: (i) litigation, including any First Nations’ litigation, and (ii) employee, pension and other post-employment benefit obligations.

(d) Agreement on ABL Credit Facility transaction that is acceptable to each of the parties.

(e) Agreement on Senior Secured Term Loan transaction that is acceptable to each of the parties.

(f) Agreement on the terms of the New Term Loan that is acceptable to each of the parties.

(g) Agreement on the terms of the Junior Last Out Convertible Term Loan that is acceptable to each of the parties.

(h) Voting support agreements entered into with a majority of the existing shareholders of CPC, excluding the Principal Stakeholders, to vote in favour of the Transaction and agree to have their common shares acquired for cash consideration of C$6.0 per share.

(i) Agreement on the treatment of CPC’s outstanding equity-based incentive plans that is acceptable to each of the parties.

(j) Delivery of executed and fully effective (subject only to the occurrence of the closing)
purchase contracts entered into by CPC (or to be automatically assigned to CPC concurrently with the closing) representing an aggregate increase in the per annum orders for newsprint equal to at least 200,000 tons over a duration to be agreed upon.

17.	Governing Law:	The Definitive Documentation will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, except for the Definitive Documentation relating to the New Term Loan and the Junior Last Out Convertible Term Loan, each of which will be governed by and construed in accordance with the laws of the State of New York.